Exhibit 99.1

Ituran Location and Control Ltd. Announces the approval of the Israeli
Commissioner for Trade Practices for the investment in E.R.M. Electronic
Systems Limited

Azour, Israel, November 27, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that further to its announcement made on September 14, 2006 concerning the execution of an agreement for an investment in E.R.M. Electronic Systems Limited, the Company hereby announces that yesterday the approval of the Israeli Commissioner for Trade Practices for the abovementioned investment was obtained. Accordingly, the Company anticipates the closing of the investment transaction shall be held within 7 days.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 383,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market – leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com